Exhibit 99.33

SPROTT INC.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual meeting of shareholders (the “Meeting”) of Sprott Inc. (the “Corporation”) will be held at the offices of Baker & McKenzie LLP, Brookfield Place, Bay/Wellington Tower, 181 Bay Street, Suite 2100, Toronto, Ontario, on Friday, May 10, 2019 at 12:00 p.m. (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the financial year ended December 31, 2018 together with the auditors’ report thereon (the “2018 Financial Statements”);

2.	to elect the directors for the ensuing year to hold office until the close of the next annual meeting of shareholders of the Corporation;

3.	to re-appoint KPMG LLP as auditors of the Corporation and to authorize the board of directors of the Corporation (the “Board”) to fix their remuneration and terms of engagement; and

4.	to transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

Particulars of the foregoing matters are set forth in the accompanying management information circular (the "Circular"). For the Meeting, the Corporation has elected to use the notice-and-access provisions under National Instrument 51-102 - Continuous Disclosure Obligations and National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer (collectively, the “Notice-and-Access Provisions”) to reduce its mailing costs and volume of paper with respect to the materials distributed for the purpose of the Meeting. The Notice-and-Access Provisions are a set of rules that permit the Corporation to post the Meeting materials, 2018 Financial Statements and accompanying management’s discussion and analysis (“MD&A”) online rather than making a traditional physical delivery of such materials. Shareholders will still receive this Notice of Meeting, together with a form of proxy (the “Proxy Instrument”) or voting instruction form (“VIF”), as the case may be, and a financial statement request form. The Corporation will not use procedures known as “stratification” in relation to the use of the Notice-and-Access Provisions.

Shareholders are directed to read the Circular carefully and in full in evaluating the matters for consideration at the Meeting. Further disclosure on the matters set out above may be found in the Circular in the section entitled “Particulars of Matters to be Acted Upon”. The Circular, 2018 Financial Statements, MD&A and other relevant materials are available on the Corporation’s website at www.sprott.com, for a minimum of one year, and under the Corporation’s directory on the System for Electronic Document Analysis and Retrieval at www.sedar.com. Any shareholder who wishes to receive a paper copy of such documents free of charge should contact the Corporation’s registrar and transfer agent, TSX Trust Company, by mail at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, Attention: Proxy Department; by calling toll-free at 1-866-600-5869; or by e-mail at TMXEInvestorServices@tmx.com. In order to be certain of receiving such materials in time to vote before the Meeting, the request should be received by TSX Trust Company by May 1, 2019. A shareholder may also use the toll-free number noted above to obtain additional information about the Notice-and-Access Provisions.

The record date for the determination of shareholders of the Corporation entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof is March 20, 2019 (the “Record Date”). Shareholders of the Corporation whose names have been entered in the register of shareholders of the Corporation at the close of business on the Record Date will be entitled to receive notice of and to vote at the Meeting or any adjournment(s) or postponement(s) thereof.

If you are a registered shareholder of the Corporation, and are unable to attend the Meeting or any adjournment(s) or postponement(s) thereof in person, please date, sign and return the accompanying Proxy Instrument to TSX Trust Company, by mail or by hand delivery at 100 Adelaide Street West, Suite 301, Toronto, Ontario, Canada, M5H 4H1, or by facsimile at (416) 595-9593, Attention: Proxy Department, at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting time.

If you are not a registered shareholder of the Corporation, you must seek instructions on how to complete your VIF from the intermediary whom you hold your common shares through.

Dated at Toronto, Ontario as of March 20, 2019.

BY ORDER OF THE BOARD

(signed) “Jack C. Lee”

Chair of the Board